UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) December 13, 2016

Tesoro Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-3473	95-0862768
(State of	(Commission	(IRS Employer
Incorporation)	File Number)	Identification No.)

19100 Ridgewood Pkwy San Antonio, Texas		78259-1828
(Address of principal executive offices)		(Zip Code)

(210) 626-6000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 13, 2016, Tesoro Corporation (“Tesoro” or the “Company”) entered into an Amendment and Incremental Facility Agreement (the “Amendment Agreement”), among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and certain other parties thereto, which amends and restates the Company’s existing Credit Facility, dated as of September 30, 2016 (the “Existing Credit Agreement”) in the form attached as Exhibit A to the Amendment Agreement. The Existing Credit Agreement, as amended and restated by the Amendment Agreement, is referred to herein as the “Restated Credit Agreement”.

The Restated Credit Agreement provides for an incremental revolving facility in an aggregate principal amount of $1.0 billion (the “Incremental Revolver”) and increases the aggregate commitments under the Existing Credit Agreement from $2.0 billion to $3.0 billion. Subject to certain conditions, the Incremental Revolver may be initially borrowed to fund (i) the cash consideration payable in connection with the Company’s acquisition of Western Refining, Inc. (“Western Refining”) previously disclosed on the Company’s Current Report on Form 8-K filed with the SEC on November 18, 2016, (the “Merger”), (ii) the repayment and redemption of certain outstanding indebtedness of Western Refining and its subsidiaries in connection with the Merger and (iii) the payment of fees and expenses associated with the foregoing. Upon entry into the Amendment Agreement, the aggregate principal amount of commitments in respect of the Company’s previously announced bridge credit facility was automatically reduced by an aggregate amount of $1.0 billion.

Following the initial borrowing of the Incremental Revolver and subject to certain conditions, the Incremental Revolver will convert into a single tranche with the existing commitments under the Restated Credit Agreement and will be available for general corporate purposes and working capital. Following the conversion of the Incremental Revolver, the Company will have a single tranche of $3.0 billion of commitments under the Restated Credit Agreement.

The availability of the Incremental Revolver is subject to customary conditions, including the completion of the Merger, the administrative agent’s receipt of certain closing documents, a solvency certificate, the accuracy of certain representations, payment of fees and expenses and other conditions more fully set forth in the Restated Credit Agreement.

The Restated Credit Agreement also amends certain provisions of the Existing Credit Agreement to, among other things (i) permit the consummation of the Merger, (ii) permit the incurrence of additional unsecured indebtedness in an aggregate principal amount not to exceed $2.15 billion, (iii) permit the incurrence of certain pre-existing debt of Western

Refining and its subsidiaries pursuant to the terms of the Merger Agreement, and (iv) exclude Western Refining Logistics, LP and its subsidiaries from any requirement to guarantee or secure the Restated Credit Agreement (collectively, with the entry into the Incremental Revolver, the “Amendments”).

Other than with respect to the Amendments, the terms of the Restated Credit Agreement are substantially the same as the terms of the Existing Credit Facility.

The foregoing description of the Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference in this Current Report on Form 8-K.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The description above under Item 1.01 is incorporated in this Item 2.03 by reference.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed Merger and the terms and conditions of certain planned financing for the Merger. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed Merger in a timely manner or at all, the risk that any announcements relating to the proposed Merger could have adverse effects on the market price of the Company’s common stock or Western Refining’s common stock, and other factors. All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov. The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which the Company becomes aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between Western Refining and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western Refining may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western Refining and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western Refining will be made available free of charge on Western Refining’s website at http://www.wnr.com or by contacting Western Refining’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

Tesoro and its directors and executive officers, and Western Refining and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western Refining common stock in respect of the proposed Merger. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western Refining is set forth in the proxy statement for Western Refining’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western Refining with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Section 9.01 — Financial Statements and Exhibits.

Exhibit Number	Description

10.1	Amendment and Incremental Facility Agreement, dated as of December 13, 2016, to the Credit Agreement dated as of September 30, 2016, among Tesoro Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Well Fargo Bank, National Association, Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Mizuho Bank, Ltd. and the Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-syndication agents, and BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Royal Bank of Canada, TD Securities (USA) LLC and UBS AG, Stamford Branch, as co-documentation agents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TESORO CORPORATION

By	/s/ Steven M. Sterin
Name: Steven M. Sterin
Title: Executive Vice President and Chief Financial Officer

Date: December 13, 2016

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment and Incremental Facility Agreement, dated as of December 13, 2016, to the Credit Agreement dated as of September 30, 2016, among Tesoro Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Well Fargo Bank, National Association, Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Mizuho Bank, Ltd. and the Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-syndication agents, and BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Royal Bank of Canada, TD Securities (USA) LLC and UBS AG, Stamford Branch, as co-documentation agents.